Exhibit 15.2

Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion by reference in the annual report on Form 20-F of our report dated April 28, 2026, relating to the audit of the consolidated balance sheets of Zhengye Biotechnology Holding Limited and its subsidiaries (collectively the “Company”) as of December 31, 2024 and 2025 and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”), which appears in this Form 20-F filed by Zhengye Biotechnology Holding Limited with the U.S. Securities and Exchange Commission on April 28, 2026.

/s/ WWC, P.C.

San Mateo, California	WWC, P.C.
April 28, 2026	Certified Public Accountants
PCAOB ID: 1171